Long-Term Efficacy and Safety of TransCon™ PTH in Adults with Hypoparathyroidism: 52-Week Results From the Open-Label Extension of the Phase 3 PaTHway Trial Presented at ENDO 2023 June 17, 2023 Exhibit 99.1

Cautionary Note on Forward-Looking Statements This presentation contains forward-looking statements. All statements other than statements of historical facts contained in this presentation, such as statements regarding our prospective product candidates; clinical trial results; the expected timing of future clinical trial results; the scope, progress, results and costs of developing our product candidates or any other future product candidates; timing and likelihood of success; plans and objectives of management for future operations; and future results of current and anticipated products and product candidates are forward-looking statements. These forward-looking statements are based on our current expectations and beliefs, as well as assumptions concerning future events. These statements involve known and unknown risks, uncertainties and other factors that could cause our actual results to differ materially from the results discussed in the forward-looking statements. These risks, uncertainties and other factors are more fully described in our reports filed with or submitted to the Securities and Exchange Commission, including, without limitation, our most recent Annual Report on Form 20-F filed with the SEC on February 16, 2023, particularly in the sections titled “Risk Factors” and “Operating and Financial Review and Prospects.” In light of the significant uncertainties in our forward-looking statements, you should not place undue reliance on these statements or regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified timeframe, or at all. Any forward-looking statement made by us in this presentation speaks only as of the date of this presentation and represents our estimates and assumptions only as of the date of this presentation. Except as required by law, we assume no obligation to update these statements publicly, whether as a result of new information, future events, changed circumstances or otherwise after the date of this presentation. This presentation concerns product candidates that are or have been under clinical investigation and which have not yet been approved for marketing by the U.S. Food and Drug Administration, European Medicines Agency or other foreign regulatory authorities. These product candidates are currently limited by U.S. Federal law to investigational use, and no representations are made as to their safety or effectiveness for the purposes for which they are being investigated. Ascendis, Ascendis Pharma, the Ascendis Pharma logo, the company logo, and TransCon are trademarks owned by the Ascendis Pharma group. © June 2023 Ascendis Pharma A/S.

PTH Therapy for Hypoparathyroidism

- An **intact PTH axis** maintains normal serum calcium and phosphate homeostasis[1,2]
  - PTH acts on bone, kidney, and indirectly, intestine[1,3]
  - Promotes normal nerve and muscle function[4]
- Conventional therapy for hypoparathyroidism (active vitamin D [e.g., calcitriol, alfacalcidol], calcium) aims to alleviate hypocalcemic symptoms but fails to restore normal PTH physiology
- PTH therapy for hypoparathyroidism should provide PTH levels within the physiological range and restore downstream calcitriol, promoting independence from conventional therapy and normalizing:
  - Serum and urine biochemistries
  - Skeletal health
  - Quality of life


Parathyroid Glands
PTH
Calcidiol
25(OH)D
Calcitriol
1,25(OH)$_2$D
Bone
↑ Ca^{2+} mobilization
↑ PO_4^{3-} mobilization
Kidney
↑ Ca^{2+} reabsorption
↓ PO_4^{3-} reabsorption
Intestine
↑ Ca^{2+} absorption
↑ PO_4^{3-} absorption
Maintenance of normal serum calcium and phosphate[2,5]

PTH, parathyroid hormone

1. Brandi ML, et al. J Clin Endocrinol Metab. 2016;101(6):2273-2283. 2. Shoback DM, et al. J Clin Endocrinol Metab. 2016;101(6):2300-2312. 3. Bilezikian JP, et al. J Clin Endocrinol Metab. 2016;101(6):2313-2324. 4. Mannstadt M, et al. Nat Rev Dis Primers. 2017; 3:17055. 5. Vetter T, et al. Curr Opin Nephrol and Hypertens. 2002;11:403-410.

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TransCon PTH is an investigational product candidate. For investor communication only. Not for use in product promotion. Not for further distribution.

TransCon PTH (palopegteriparatide) Design



TransCon carrier
TransCon linker
PTH (inactive)
Linker cleavage under physiologic conditions
Active PTH
Receptor
Renal clearance

- TransCon PTH is an investigational prodrug, administered once daily, with sustained release of active PTH designed to provide PTH levels in the physiological range for 24 hours/day
- TransCon PTH is a prodrug of PTH(1-34) developed as a therapy for adults with hypoparathyroidism

PTH, parathyroid hormone; TransCon, transient conjugation
Karpf DB, et al. *J Bone Miner Res.* 2020;35(8):1430-1440.

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TransCon PTH Phase 3 PaTHway Trial Design (NCT04701203)

82 adults with hypoparathyroidism receiving conventional therapy (active vitamin D + calcium)



Screening ≤4 weeks
Randomization (3:1)
Co-administered with conventional therapy
TransCon PTH 18 µg/day, titrated based on algorithm
Placebo, titrated based on algorithm
All Participants
Open-Label Extension
n=78 completed treatment through Week 52
TransCon PTH (titrated to optimal dose)
Blinded period to Week 26
Week 52
Week 182

Multi-Component Efficacy Endpoint

Proportion of participants with:

- Serum calcium in the normal range (8.3–10.6 mg/dL) ***and***
- Independence from therapeutic doses of calcium[a] ***and***
- Independence from active vitamin D[b]

Secondary Endpoints

- HPES-Symptom physical and cognitive domain scores
- HPES-Impact physical functioning and daily life domain scores
- SF-36 Physical Functioning subscale score
- Bone turnover markers (P1NP, CTx) and BMD by DXA

Safety and Tolerability Endpoints

- 24-hour urine calcium
- Incidence of Adverse Events, Serious Adverse Events, and Treatment-Emergent Adverse Events

[a]Independence from therapeutic doses of calcium is defined as a standing dose of elemental calcium ≤600 mg on the day prior to the week 52 visit
[b]Independence from active vitamin D is defined as a standing dose of active vitamin D equal to zero on the day prior to the week 52 visit
BMD, bone mineral density; CTx, C-terminal telopeptide of type 1 collagen; DXA, dual x-ray absorptiometry; HPES, Hypoparathyroidism Patient Experience Scale; SF-36, 36-Item Short Form Survey; P1NP, procollagen type 1 N-terminal propeptide; PTH, Parathyroid Hormone

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Participant Disposition



Screened
N=106
Screen failures (n=22)
Randomized
N=84
Allocation
TransCon PTH
n=63
Placebo
n=21
Not treated due to:
• Withdrew consent (n=1)
• Thyroid cancer recurrence (n=1)
Analysis Population
(ITT/Safety)
TransCon PTH
n=61
Placebo
n=21
Discontinued due to:
• Fatal cardiac arrest (n=1)
Discontinued due to:
• Withdrew consent (n=1)
• Breast cancer (n=1)
Completed 26-week blinded
treatment & entered OLE
TransCon PTH
n=60
Placebo
n=19
Discontinued due to:
• Relocation (n=1)
Completed Week 52
(n=78)

ITT, intention-to-treat; PTH, parathyroid hormone
Data on file, Ascendis Pharma

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TransCon PTH is an investigational product candidate. For investor communication only. Not for use in product promotion. Not for further distribution.

Participants Who Met the Multi-Component Endpoint Criteria at Week 52

	Total TransCon PTH (N=82)
Participants with data on all criteria at Week 52, n	78
Participants meeting the multi-component efficacy endpoint criteria at Week 52, n	63
Proportion, % (95% CI)[a]	**81** (70, 89)
Number of participants meeting each component, n (%):	
Albumin-adjusted serum calcium within the normal range[b]	67 (86)
Independence from active vitamin D	78 (100)
Independence from therapeutic doses of calcium	74 (95)

81% of participants treated with TransCon PTH met the multi-component efficacy endpoint and **95%** achieved independence[c] from conventional therapy at Week 52 of the PaTHway trial

[a]Percentages are calculated based on participants who had data on all criteria
[b]Normal range for albumin-adjusted serum calcium = 8.3-10.6 mg/dL
[c]Defined as a standing dose of active vitamin D equal to zero and elemental calcium ≤600 mg on the day prior to the week 52 visit
Data on file, Ascendis Pharma

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Albumin-Adjusted Serum Calcium Levels at Week 52 Albumin-Adjusted Serum Calcium (mmol/L) Mean (± SE) aAll participants received TransCon PTH during the open-label period bNormal range 8.3-10.6 mg/dL SE, standard error Data on file, Ascendis Pharma 2 4 6 8 10 12 16 20 38 46 | | | | | | | | | | Mean albumin-adjusted serum calcium levels were maintained within the normal range with TransCon PTH treatment through Week 52 of the PaTHway Trial Double-blind period Open-label perioda Normal Rangeb Albumin-Adjusted Serum Calcium (mg/dL) Mean (± SE) Weeks

| | | | | | | | | | | | | | | Double-blind period Open-label perioda Weeks Independence from Conventional Therapy at Week 52 Active Vitamin D Elemental Calcium Active Vitamin D Dose (µg/day) Mean (± SE) Calcium Dose (mg/day) Mean (± SE) Weeks TransCon PTH enabled rapid and sustained independenceb from conventional therapy over 52 weeks Independenceb from conventional therapy in the placebo/TransCon PTH group from Week 26 through 52 followed a trend similar to that of the active treatment group from baseline to Week 26 Double-blind period Open-label perioda Therapeutic dose of calcium (>600 mg/day) aAll participants received TransCon PTH during the open-label period bDefined as a standing dose of active vitamin D equal to zero and elemental calcium ≤600 mg on the day prior to the week 52 visit SE, standard error Data on file, Ascendis Pharma 2023 0 2 4 6 8 10 12 16 20 26 34 38 42 46 52 | | | | | | | | | | | | | | | 0 2 4 6 8 10 12 16 20 26 34 38 42 46 52

HPES-Symptom Scores Through Week 52 HPES-Symptom Physical Domain Score HPES-Symptom Cognitive Domain Score HPES-Symptom scores showed a sustained improvement in hypoparathyroidism-related physical and cognitive symptoms with TransCon PTH treatment over 52 weeks Double-blind period Open-label perioda Double-blind period Open-label perioda aAll participants received TransCon PTH during the open-label period HPES, Hypoparathyroidism Patient Experience Scale; SE, standard error Data on file, Ascendis Pharma 2023 0 10 20 26 34 52 | | | | | | 0 10 20 26 34 52 | | | | | | Physical Domain Score Mean (± SE) Cognitive Domain Score Mean (± SE)

HPES-Impact Domain Scores Through Week 52

HPES-Impact Physical Functioning Domain Score



Physical Functioning Domain Score Mean (± SE)
60
50
40
30
20
10
0
Double-blind period
Open-label period[a]
0
10
20
26
34
52
Weeks
TransCon PTH
Placebo
Total TransCon PTH

HPES-Impact Daily Life Domain Score



Daily Life Domain Score Mean (± SE)
60
50
40
30
20
10
0
Double-blind period
Open-label period[a]
0
10
20
26
34
52
Weeks
TransCon PTH
Placebo
Total TransCon PTH

- HPES-Impact scores showed sustained improvement in the impact of hypoparathyroidism on physical functioning and daily life with TransCon PTH
- In participants first treated with placebo, HPES scores from weeks 26 to 52 showed the same rapid improvement seen in those treated with TransCon PTH during the blinded period

[a]All participants received TransCon PTH during the open-label period
HPES, Hypoparathyroidism Patient Experience Scale; SE, standard error
Data on file, Ascendis Pharma 2023

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SF-36 Physical Functioning Subscale Scores Through Week 52



SF-36 Physical Functioning Subscale Score[a] (Mean ± SE)
60
50
40
30
20
Double-blind period
Open-label period[b]
Norm (General Population)[a]
TransCon PTH
Placebo
Total TransCon PTH
0
10
20
26
34
52
Weeks

- Mean SF-36 Physical Functioning subscale scores at week 52 remained above baseline, showing sustained improvement in HRQoL with TransCon PTH
- The improvement in SF-36 Physical Functioning subscale scores with TransCon PTH in those previously treated with placebo mirrored the increase in scores in the TransCon PTH group during the blinded period

[a]The dashed lines (--) indicate the upper (53) and lower (47) bounds of T scores considered to be in the range of average functioning for the U.S. general population of group level data. Group mean scores lower than 47 indicate impairment. Source: Maruish, M. E. (Ed.). User's manual for the SF-36v2 Health Survey (3rd ed.). [b]All participants received TransCon PTH during the open-label period.

HRQoL, health-related quality of life; SE, standard error; SF-36, 36-Item Short Form Survey

Data on file, Ascendis Pharma 2023

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TransCon PTH is an investigational product candidate. For investor communication only. Not for use in product promotion. Not for further distribution.

Double-blind period Open-label perioda Bone Turnover Markers Through Week 52 Procollagen Type 1 N-Terminal Propeptide (P1NP) C-Terminal Telopeptide of Type 1 Collagen (CTx) In the TransCon PTH/TransCon PTH group, smaller incremental changes were seen in bone turnover markers between weeks 26 and 52 than baseline to week 26 In the placebo/TransCon PTH group, trends from week 26 through 52 resembled those observed in the active treatment group from baseline to week 26 Double-blind period Open-label perioda aAll participants received TransCon PTH during the open-label period SE, standard error Data on file, Ascendis Pharma 2023 0 12 26 38 52 | | | | | | | | | | 0 12 26 38 52 P1NP (ng/mL) Mean (± SE) CTx (ng/L) Mean (± SE)

Bone Mineral Density by DXA in Participants Treated with TransCon PTH from Baseline Through Week 52 an=59 (Baseline), n=58 (Week 26), n=57 (Week 52) bn=59 (Baseline) Data from participants randomized to TransCon PTH at baseline only (TransCon PTH/TransCon PTH group) BMD, bone mineral density; DXA, dual X-ray absorptiometry Data on file, Ascendis Pharma 2023 Mean Z-Scores BMD Z-scores trended toward age- and sex-matched norms with 52 weeks of TransCon PTH treatment Baseline (n=60) Week 26 (n=59) Week 52 (n=58) Region Lumbar Spine L1-L4a 1.5 0.7 0.7 Femoral Neck 0.8 0.3 0.3 Total Hip 0.9 0.5 0.4 Distal 1/3 Radiusb 0.3 0.3 0.3

Bone Mineral Density by DXA in Participants Treated with TransCon PTH from Baseline Through Week 52 an=59 (Baseline), n=58 (Week 26), n=57 (Week 52) bn=60 (Week 26), n=59 (Week 52) cT-score reference point: young (30-year-old) Caucasian adult Data from participants randomized to TransCon PTH at baseline only (TransCon PTH/TransCon PTH group) DXA, dual X-ray absorptiometry Data on file, Ascendis Pharma 2023 T-scores remained within the normal rangec with TransCon PTH treatment over 52 weeks Baseline  (n=60) Week 26  (n=59) Week 52  (n=58)  Region Lumbar Spine L1-L4a 0.9 0.1 0.0 Femoral Neck 0.0 -0.5 -0.6 Total Hip 0.4 -0.1 -0.2 Distal 1/3 Radiusb -0.3 -0.3 -0.4 Mean T-Scores

24-Hour Urine Calcium Excretion Through Week 52


TransCon PTH/TransCon PTH
Placebo/TransCon PTH
24-Hour Urine Calcium (mg/day) Mean (± SE)
450
400
350
300
250
200
150
100
50
0
392
298
220
185
329
303
292
223
Placebo participants switched to TransCon PTH at week 26 (open-label extension)
ULN (≤250 mg/day)
Baseline (n=60)
Week 12 (n=50)
Week 26 (n=56)
Week 52 (n=56)
Baseline (n=21)
Week 12 (n=17)
Week 26[a] (n=17)
Week 52 (n=19)

- TransCon PTH normalized mean 24-hour urine calcium excretion within 26 weeks, which was maintained through week 52
- Mean 24-hour urine calcium normalized within 26 weeks of treatment initiation in the placebo/TransCon PTH group

[a]Participants randomized to placebo at baseline initiated TransCon PTH treatment at week 26
SE, standard error; ULN, upper limit of normal
Data on file, Ascendis Pharma 2023

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Summary of TEAEs in the PaTHway Trial Through Week 52 Treatment Emergent Adverse Events (TEAEs), n (%) Total TransCon PTHa (N=80) Any TEAE 72 (90.0) Serious TEAE 8 (10.0) Severityb  Grade 1 37 (46.3) Grade 2 27 (33.8) Grade 3 7 (8.8) Grade 4 1 (1.3) Related TEAE 42 (52.5) Serious related TEAEc 2 (2.5) TEAE related to hyper- or hypocalcemia leading to ER/urgent care visit and/or hospitalization 6 (7.5) TEAE leading to discontinuation of study drugd 1 (1.3) TEAE leading to deathd 1 (1.3) aIncludes TEAEs occurring on or after the first dose of TransCon PTH: 52 weeks of exposure for the TransCon/TransCon group (n=61) and 26 weeks of exposure for the Placebo/TransCon group (n=19); bParticipants are displayed for the highest severity category only; cHypercalcemia (n=2); d One participant had a TEAE (fatal cardiac arrest unrelated to study drug) leading to discontinuation of the study drug and death during blinded treatment. Data on file, Ascendis Pharma 2023 Most TEAEs were mild or moderate (grades 1-2) and none reported during the open-label extension led to discontinuation of the trial or TransCon PTH treatment

Conclusions

In adults with hypoparathyroidism, treatment with TransCon PTH showed sustained efficacy, safety, and tolerability beyond the 26-week blinded period through Week 52 of the PaTHway Trial

- At Week 52, 81% of participants treated with TransCon PTH achieved normal serum calcium and independence[a] from conventional therapy.
  - 95% of participants achieved independence[a] from conventional therapy
- TransCon PTH resulted in improvements in symptoms and health-related quality of life within 26 weeks, demonstrated by clinical and patient-reported outcomes, whether participants were randomized to placebo at baseline or in the active treatment group during the blinded period.
- TransCon PTH normalized mean 24-hour urine calcium excretion within 26 weeks, which was maintained through Week 52.
- TransCon PTH continues to be well tolerated in the open-label extension with no new safety signals identified.

[a]Defined as a standing dose of active vitamin D equal to zero and elemental calcium ≤600 mg on the day prior to the week 52 visit

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TransCon PTH is an investigational product candidate. For investor communication only. Not for use in product promotion. Not for further distribution.
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Thank you Company contact: Tim Lee Senior Director, Investor Relations tle@ascendispharma.com (650) 374-6343